PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 2500 Houston, TX 77046

713 626 1919 www.invesco.com
September 16, 2011
VIA EDGAR
Jeffrey Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: Invesco Funds — 2011 Financial Report Review

OPEN END FUNDS
AIM Counselor Series Trust (Invesco Counselor Series Trust)	811-09913
AIM Equity Funds (Invesco Equity Funds)	811-01424
AIM Funds Group (Invesco Funds Group	811-01540
AIM Growth Series (Invesco Growth Series)	811-02699
AIM International Mutual Funds (Invesco International Mutual Funds)	811-06463
AIM Investment Funds (Invesco Investment Funds)	811-05426
AIM Investment Securities Funds (Invesco Investment Securities Funds)	811-05686
AIM Sector Funds (Invesco Sector Funds)	811-03826
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	811-07890
AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust)	811-05460
Short-Term Investments Trust	811-02729
Invesco Van Kampen Exchange Fund	811-02611
CLOSED-END FUNDS
Invesco Municipal Income Opportunities Trust II	811-05793
Invesco Municipal Income Opportunities Trust III	811-06052
Invesco Municipal Income Opportunities Trust	811-05597
Invesco Municipal Premium Income Trust	811-05688
Invesco Van Kampen Bond Fund	811-02090
Invesco Van Kampen Dynamic Credit Opportunities Fund	811-22043
Invesco Van Kampen Senior Income Trust	811-08743
Invesco Van Kampen Senior Loan Fund	811-05845
Invesco Prime Income Trust	811-05898
Invesco California Insured Municipal Income Trust	811-07344
Invesco California Quality Municipal Securities	811-07564
CLOSED-END FUNDS...Continued
Invesco Insured California Municipal Securities	811-07111
Invesco Insured Municipal Bond Trust	811-06053
Invesco Insured Municipal Income Trust	811-06590
Invesco Insured Municipal Securities	811-07109
Invesco Insured Municipal Trust	811-06434
Invesco New York Quality Municipal Securities	811-07562
Invesco Quality Municipal Income Trust	811-06591
Invesco Quality Municipal Investment Trust	811-06346
Invesco Quality Municipal Securities	811-07560
Invesco Van Kampen Advantage Municipal Income Trust II	811-07868
Invesco Van Kampen California Value Municipal Income Trust	811-07404
Invesco Van Kampen Massachusetts Value Municipal Income Trust	811-07088
Invesco Van Kampen Municipal Opportunity Trust	811-06567
Invesco Van Kampen Municipal Trust	811-06362
Invesco Van Kampen Ohio Quality Municipal Trust	811-06364
Invesco Van Kampen Pennsylvania Value Municipal Income Trust	811-07398
Invesco Van Kampen Select Sector Municipal Trust	811-08000
Invesco Van Kampen Trust for Insured Municipals	811-06472
Invesco Van Kampen Trust for Investment Grade Municipals	811-06471
Invesco Van Kampen Trust for Investment Grade New Jersey Municipals	811-06536
Invesco Van Kampen Trust for Investment Grade New York Municipals	811-06537
Invesco High Yield Investments Fund, Inc.	811-08044
Invesco Van Kampen High Income Trust II	811-05769

Dear Mr. Long:
     This letter is to follow up on our telephone conversation on July 20, 2011, in which we discussed the comments you provided on the financial statements (and certain related materials) filed with the U.S. Securities and Exchange Commission (“SEC”) for the open-end and closed-end Invesco Funds, excluding the variable insurance funds (collectively, the “Registrants” or the “Invesco Funds”). We have provided our responses below. References in this letter to the views and beliefs of “the Staff” are to those views and beliefs expressed in your comments regarding the financial statements of the Invesco Funds. References to “we” or “Invesco” are to Invesco Funds.
Comment 1
     SEC Comment: The Staff asked what affect Ambac Financial Group, Inc.’s Chapter 11 bankruptcy filing in November 2010 had on guarantees or credit enhancements of holdings of the Invesco Funds, such as the Invesco Van Kampen Select Sector Municipal Trust.
     Invesco Response: By the time Ambac filed for bankruptcy, Invesco had already fully discounted any value ascribed to Ambac’s guarantees or credit enhancements. Therefore, the Ambac bankruptcy had a de minimis affect on the valuations of holdings of the Invesco Funds, such as the Invesco Van Kampen Select Sector Municipal Trust.
Comment 2
     SEC Comment: The Staff noted that in the Management’s Discussion of Fund Performance section of the Annual Report (“MDFP”) for the Closed-End Funds (“CEFs”), the benchmark returns were disclosed in some but not in all MDFPs. The Staff suggested that the inclusion of the benchmark returns be included or excluded consistently across all the MDFPs for the CEFs.
     Invesco Response: Invesco intends to include benchmark information in all MDFPs for the CEF’s annual report going forward.
Comment 3
     SEC Comment: Regarding the Invesco Insured Municipal Trust, Invesco Insured Municipal Bond Trust, Invesco California Quality Municipal Securities, and Invesco Van Kampen High Yield Municipal Fund, the Staff asked why the “Other Expense” line item in each of the Income Statements for the period-ended February 28, 2011 contains negative amounts.
     Invesco Response: With respect to the Invesco Insured Municipal Trust, Invesco Insured Municipal Bond Trust, and Invesco California Quality Municipal Securities, “Other Expenses” for the period ended February 28, 2011 included an adjustment for a change in accounting estimate for professional services fees during the period. Please note that the financial highlights for these three funds included a footnote disclosing the change in accounting estimates and its impact.
     With respect to the Invesco Van Kampen High Yield Municipal Fund, “Other Expenses” for the period ended February 28, 2011, included an adjustment in accrual balances as a result of a one-time change in fiscal year-end.

Comment 4
     SEC Comment: The Staff commented that the legal expenses related to lawsuits involving certain CEFs appear to have been excluded from the expense limitation. The Staff provided the example of Invesco Municipal Premium Income Trust, which reported $502,743 in related legal expenses during the February 28, 2011 fiscal period and had a contractual expense limit of 1.03% in effect and a higher total expense ratio. The Staff requested the basis for the legal expenses exclusion from the expense limit. The Staff recommended that such exclusions be clearly and expressly drafted in the agreement to limit expenses paid by the fund.
     Invesco Response: The parties to the contractual agreement to limit expenses paid by the Funds are under the common understanding that litigation expenses are one of the types of expenses that are excluded from the contractual expense limitation as “non-routine or extraordinary.” Upon the next review of the contract, we will consider clarifying the contract and make any appropriate changes to the disclosure language accordingly.
Comment 5
     SEC Comment: Regarding the Invesco Van Kampen Dynamic Credit Opportunities Fund, the Staff requested details about the reimbursement by Van Kampen Advisors, Inc. of $2,209,166 “for an economic loss due to a trading error” for the year-ended July 31, 2010 as reported in the Fund’s Annual Report.
     Invesco Response: The predecessor advisor to Invesco Van Kampen Dynamic Credit Opportunities Fund did not exercise rights offered on a security for the Fund and thus lost out on an opportunity for which the predecessor advisor paid into the Fund in the amounts disclosed.
Comment 6
     SEC Comment: The Invesco Capital Development Fund held securities with valuations categorized as level 3. The Staff noted the report did not contain a level 3 roll forward table from period to period.
     Invesco Response: The disclosure practice is to evaluate the materiality of the disclosure for each fund and reporting period using quantitative and qualitative factors such as the percentage and circumstances of level 3 holdings and activity, the type of fund and fund strategy, historical practice and other information within the report. For the period ended October 31, 2010, the Fund did not meet the thresholds of the Funds’ internal disclosure policy for including a level 3 roll forward table.
Comment 7
     SEC Comment: Please explain why expenses of money market fund investments made by Invesco Commodities Strategy Fund are not reflected in the acquired fund fees and expenses line item in the November 20, 2010 prospectus fee table.

     Invesco Response: All money market fund investments made by Invesco Commodities Strategy Fund are made in affiliated money market funds. An amount of the advisory fee charged by Invesco to Invesco Commodities Strategy Fund is contractually waived to the extent that an advisory fee is collected from the Invesco affiliated money market fund for these investments. Therefore, the acquired fund fees after a reduction for the waiver is reflected in the acquired fund fees and expenses line item in the Invesco Commodities Strategy Fund. Because the acquired fund fees and expenses, after the waiver, were less than 1 basis point, they are not reflected in the expense line item in the November 20, 2010 prospectus fee table.
Comment 8
     SEC Comment: Regarding the Invesco Balanced Risk Allocation Fund and Invesco Van Kampen Government Securities Fund, the Staff noted that the Income Statements reported realized gains/losses from swap agreements for the period-ended October 31, 2010. The Staff questioned whether the principal strategy section of the prospectuses should have a fuller disclosure regarding the use of swap agreements. Furthermore, the Staff said the MDFP section of each fund did not include a discussion on the effects and use of swap agreements.
     Invesco Response: Regarding the Invesco Van Kampen Government Securities Fund, the “performance summary section” in the MDFP for the period-ended September 31, 2010 stated that the Fund “underperformed the Fund’s broad market/style-specific index due mainly to yield curve positions, using interest rate swaps and exposure to non-U.S. sovereign guaranteed paper which is no longer held in the portfolio.” The information was reiterated in the “Market conditions and your Fund” section of the MDFP: “Its underperformance can be largely attributed to yield curve positions using interest rate swaps and exposure to non-U.S. sovereign guaranteed paper, both of which are no longer held in the portfolio.” In consideration of the discontinued use of swap agreements prior to the period-end and the discussions that existed in the MDFP, we believe the disclosure was appropriate. Furthermore, the Invesco Van Kampen Government Securities Fund has since been reorganized into another Invesco Fund and no longer maintains an effective N-1A prospectus.
     Regarding the Invesco Balanced Risk Allocation Fund, the MDFP for the period-ended October 31, 2010 stated the Fund may invest in swap agreements, including total return swaps. Additional details concerning the use of swap agreements are disclosed in the Annual Report’s Consolidated Schedule of Investments listing the swap agreements at the year-end, the Consolidated Statement of Assets and Liabilities, and the Consolidated Statement of Operations. Furthermore, Note 1.K. entitled “Swap Agreements” in the Notes to Consolidated Financial Statements provides detailed explanations and disclosure. Nevertheless, in light of increased industry focus on derivatives, we are considering adding or modifying language prospectively in the MDFP regarding the use of derivatives, including swaps, to affect performance.
     We believe that the disclosures in the principal strategy sections of the prospectuses for both funds, which were reviewed by the SEC examiner, were also appropriate. In light of increased industry focus on derivatives, however, we are reviewing derivatives disclosures across the Invesco Funds complex and considering whether modifications or enhancements are appropriate.

Comment 9
     SEC Comment: Regarding the Invesco High Yield Securities Fund and Invesco Van Kampen High Yield Fund, the Staff believes that the Lipper High Current Yield Bond Funds Index does not qualify as a broad-based index to be used as a benchmark for these Funds as stated in the “Results of a $10,000 Investment” line graph in the Annual Reports.
     Invesco Response: Going forward, the Invesco High Yield Securities Fund will use the Barclays Capital U.S. Corporate High Yield 2% Issuer Cap Index, which is its broad-based index, as well as the Lipper High Current Yield Bond Fund Index in its “Results of a $10,000 Investment” chart.
     Note that the Invesco Van Kampen High Yield Fund has been reorganized into another Invesco Fund and no longer maintains an effective N-1A prospectus.
Comment 10
     SEC Comment: Regarding the return of capital in the Invesco Van Kampen Equity Premium Income Fund, the Staff sought confirmation that the requirements of Rule 19a-1 under the Investment Company Act of 1940 were met.
     Invesco Response: We believe the requirements of Rule 19a-1 under the Investment Company Act of 1940 were met by Invesco Van Kampen Equity Premium Income Fund. Note that the Invesco Van Kampen Equity Premium Income Fund has been reorganized into another Invesco Fund and no longer maintains an effective N-1A prospectus.
Comment 11
     SEC Comment: Regarding the Invesco Van Kampen Pennsylvania Tax Free Income Fund, the Staff noted that the current prospectus states that “[t]he Fund does not purchase securities that are in default or rated in categories lower than B- by Standard and Poor’s (S&P) or B3 by Moody’s Investors Service, Inc. (Moody’s) or unrated securities of comparable quality.” The Staff also noted that the current MDFP states the portfolio composition to be 29.7% in “[n]on-rated securities.” The Staff requested that we provide an explanation reconciling these two statements.
     Invesco Response: The Fund invests in securities that are rated as B- or above as well as non-rated securities of comparable quality as determined by Invesco. The 29.7% of “non-rated securities” as disclosed in the MDFP were deemed to be securities of quality comparable to B- or above.
Comment 12
     SEC Comment: Regarding the Invesco Van Kampen Pennsylvania Tax Free Income Fund Annual Report for the period-ended August 31, 2010, the Staff commented that schedule of investments listed “100.1%” investments in municipal bonds and 93.1% investments in the region of Pennsylvania. The Staff believes that the portfolio holdings should be further broken down by industry based on the Staff’s interpretation of Rule 12-12 of Regulation S-X.
     Invesco Response: The disclosure practice for state-specific municipal funds is to categorize investments on the Schedule of Investments by the type of investment and the geographic region of the investment. We also disclose in the MDFP, the portfolio composition categorized by credit sector.
     Nevertheless, we are considering the Staff’s comment to prospectively break down the investments by industry in the Schedule of Investments.
Comment 13
     SEC Comment: Regarding the Invesco High Yield Securities Fund amended Forms N-SAR and N-CSR for the period-ended August 31, 2010, the Staff commented on the “errors in the classification of income and realized gains from investment securities and the change in unrealized appreciation from investment securities for the fiscal year ended August 31, 2010” as well as the auditor’s statement that there was a “material weakness” in the “controls designed to ensure the correct classification of the effects of discount accretion/premium amortization and realized gain / loss recognition of certain fixed income securities.” The Staff requested an explanation of the causes for the error and the steps Invesco has taken to tighten internal controls to prevent future errors.
     Invesco Response: We are providing you the public disclosure regarding the error and changes to internal controls. Form N-CSR/A for the period-ended August 31, 2010 included the following explanatory note:
     The Registrant is filing this Amendment to its Certified Shareholder Report on Form N-CSR filed with the Securities and Exchange Commission on November 8, 2010 to amend Item 1 “Reports to Stockholders” with respect to Invesco High Yield Securities Fund’s annual report. Subsequent to issuance of its August 31, 2010 financial statements, AIM Investment Securities (Invesco Investment Securities) identified errors in the classification of income and realized gains from investment securities and the change in unrealized appreciation from investment securities for the fiscal year ended August 31, 2010. The financial statements have been restated to reflect the correction of these errors. The restatement did not impact Invesco High Yield Securities Fund’s previously reported net asset value, total returns or distributions for any share class. This N-CSR/A also updates the “Report of Independent Registered Public Accounting Firm” and Item 11 “Controls and Procedures” as required. Other than the aforementioned revisions this Form N-CSR/A does not reflect events occurring after the filing of the original Form N-CSR, or modify or update the disclosures therein in any way.
     Furthermore, Item 11 was amended as follows:
     ITEM 11. CONTROLS AND PROCEDURES.

(a) Subsequent to the last assessment of the effectiveness of the control environment of Invesco High Yield Securities Fund a series portfolio of AIM Investment Securities Funds (Invesco Investment Securities Funds) (the “Fund”) performed on March 21, 2011 we have concluded with respect to the Fund’s controls solely related to the classification of the effects of discount accretion and realized loss recognition of certain fixed income securities did not operate effectively as of August 31, 2010. As a result the Fund’s statements of operations and of changes in net assets and financial highlights for the year ended August 31, 2010 were restated to appropriately classify such amounts.
(b) During the second fiscal quarter ended February 28, 2011 Invesco High Yield Securities Fund a series portfolio of AIM Investment Securities Funds (Invesco Investment Securities Funds) the personnel and financial reporting operating platform, policies and procedures were changed from a third party service provider to Invesco Advisers, Inc.
Comment 14
     SEC Comment: Regarding the Form N-SAR for the AIM Counselor Series Trust (Invesco Counselor Series Trust) (“ACST”), file number 811-09913, for the period-ended August 31, 2010, the Staff noted that the auditor’s internal control letter was not included.
     Invesco Response: The auditor’s internal control letter was inadvertently omitted from this filing. The Registrant will file an amended Form N-SAR to include the auditor’s internal control letter. We have since reinforced our internal controls regarding filing auditor letters.
In connection with the Registrants’ responses to the SEC Staff’s comments, as requested by the Staff, the Registrants acknowledge that: (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions regarding the responses in this letter, please feel free to contact me at (713) 214-4354.

Regards,
/s/ Sheri L. Morris
Sheri L. Morris
Principal Financial Officer